January 24, 2012

Mr. William H. Thompson

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington DC 20549

RE:	Vitacost.com, Inc
Form 10-K for Fiscal Year Ended December 31, 2010
Filed June 16, 2011
File No. 1-34468

Dear Mr. Thompson:

This letter is in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 28, 2011 in relation to the Annual Report on Form 10-K for the year ended December 31, 2010, filed by Vitacost.com, Inc. (the “Company”) on June 16, 2011 (the “Form 10-K”).

For your convenience, we have set forth below in bold type each of the Staff’s comments to the Form 10-K followed in each case by the Company’s response.

Staff’s Comment:

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Critical Accounting Policies and Estimates, page 31 Goodwill, page 33

1.	Please provide information for investors to assess the probability of future goodwill impairment charges. For example, please disclose whether any of your reporting units are at risk of failing step one of the impairment test or that the fair value of each of your reporting units are substantially in excess of carrying value and are not at risk of failing step one. If a reporting unit is at risk of failing step one, you should disclose:

•	the percentage by which fair value exceeded carrying value at the date of the most recent step one test;
•	the amount of goodwill allocated to the reporting unit;
•	a detailed description of the methods and key assumptions used and how the key assumptions were determined;
•	a discussion of the degree of uncertainty associated with the assumptions; and
•	a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

5400 Broken Sound Boulevard ● Suite 500, Boca Raton, FL 33487 ● Tel: 561.982.4180 ● Fax: 561.443.7721

Company’s Response:

The Company respectfully advises the Staff that in Note 1. Nature of Business and Significant Accounting Policies (Goodwill) on page 48 of the Form 10-K, the Company discusses its policies related to the review for impairment of goodwill, noting that no impairment charge was recorded. However, the Company did not make the same assertion in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations nor did the Company include the fact, based on the impairment analysis prepared as of December 31, 2010, the reporting unit’s estimated fair value was substantially greater than the carrying value.

The Company acknowledges the Staff’s comment and will, in future filings expand its Critical Accounting Policies and Estimates discussion regarding goodwill to disclose the results of the Company’s most recent evaluation of the fair value of its reporting unit. If the Company determines that the estimated fair value substantially exceeds the carrying value for its reporting unit, the Company will disclose this determination in future filings. The expanded disclosure which will appear in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, assuming no impairment has occurred and the reporting unit’s estimated fair value is substantially greater than the carrying value is as follows:

Goodwill. We review goodwill for impairment annually or, when events or circumstances dictate, more frequently. We perform a two-step impairment test to evaluate goodwill. Under the first step, we compare the estimated fair value of the reporting unit with its carrying value. If the estimated fair value of the reporting unit is less than its carrying value, we will complete a second step to determine the amount of the goodwill impairment that we should record. The Company completed its annual goodwill impairment test as of December 31, 2011 and determined that no impairment existed. As of December 31, 2011, the estimated fair value of our reporting unit substantially exceeded its carrying value.

The Company further advises the Staff that in the event the Company determines its reporting unit is at risk of failing step one as of its most recent review, the Company will further expand its disclosure in future filings to include the following:

•	the percentage by which fair value exceeded carrying value at the date of the most recent step one test;
•	the amount of goodwill allocated to the reporting unit;
•	a detailed description of the methods and key assumptions used and how the key assumptions were determined;
•	a discussion of the degree of uncertainty associated with the assumptions; and
•	a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Staff’s Comment:

Liquidity and Capital Resources, page 37

2.	Please revise your disclosure to identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way. For example, please discuss the equity capitalization issue, legal proceedings and tightening of credit terms by your suppliers if they will result in or are reasonably likely to result in your liquidity materially decreasing. Refer to Item 303(a)(1) of Regulation S-K.

Company’s Response:

The Company respectfully advises the Staff that in the Liquidity and Capital Resources discussion on page 16 of its Quarterly Report on Form 10-Q for the period ended September 30, 2011 the Company included the following disclosure regarding known trends affecting the Company’s liquidity:

Net cash used in operations for the nine months ended September 30, 2011 was approximately $7.2 million. Included in this amount were payments related to settlement of the derivative lawsuit, equity capitalization issue, strategic review, proxy solicitation, and severance paid to our former Chief Executive Officer and Chief Marketing Officer. These amounts were partially offset by refunds of our estimated 2010 tax payments and certain freight charges. We do not expect the same level of these payments to continue going forward. The net effect of the aforementioned items reduced our cash flow from operations for the nine months ended by approximately $7.7 million. At September 30, 2011, we had approximately $12.8 million in cash and cash equivalents. We believe that our cash and cash equivalents currently on hand and our net cash flows from operations will be sufficient to continue our operations for the next twelve months.

5400 Broken Sound Boulevard ● Suite 500, Boca Raton, FL 33487 ● Tel: 561.982.4180 ● Fax: 561.443.7721

In the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, the Company expects to expand its liquidity disclosures to include its 2012 plans and the corresponding liquidity requirements. The Company’s plans include continued sales growth which will require investments in working capital. The Company is also contemplating financing alternatives including the sale of equity or debt securities. The growth in the Company’s sales and working capital needs may result in increased needs for greater vendor financing. The lack of available financing to the Company through the sale of equity or debt securities or through increased vendor financing could have an adverse impact on its growth plans and could require the Company to modify its strategy to one of reduced growth and cash conservation.

The Company acknowledges the Staff’s comment and will continue to expand its Liquidity and Capital Resources disclosure to address any known trends or any known demands, commitments, events and/or uncertainties that will impact the Company’s liquidity. The expanded disclosures noted above and other modifications necessary based on actual results will appear in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 and all relevant future filings.

Staff’s Comment:

Item 8. Historical Financial Statements and Supplementary Data, page 39

Notes to Consolidated Financial Statements, page 46

3.	Please tell us how you considered the disclosure requirements of ASC 280-10-50 and Rule 3-03(e) of Regulation S-X.

Company’s Response:

The Company respectfully advises the Staff that it operates in a single operating segment based on the guidance in ASC 280-10-50-1, which defines an operating segment as a component of a public entity:

a)	That engages in a business activity from which it may earn revenue and incur expenses including transactions with other components of the same public entity,
b)	Whose operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resource allocation to the segment and assess its performance, and
c)	For which discrete financial information is available.

To be considered an operating segment, a component of a public entity must meet each of these three criteria.

The Company’s chief operating decision maker (“CODM”) is the Chief Executive Officer of the Company. To assess the Company’s performance, the CODM focuses on the consolidated growth in net sales and underlying operating income, which is the lowest level where discrete financial information is available to assess performance and make decisions about resources to be allocated within the consolidated organization. The CODM also regularly reviews operating metrics such as gross margin, operating income or loss and adjusted EBITDA, which are included in the CODM reporting package at a consolidated level. The CODM has organized his leadership team to reflect the holistic way in which he manages the business. Each of the CODM’s direct reports is responsible for a specific function (e.g., sales and marketing, human resource, operations, legal, finance), on a consolidated basis, across all brands and geographies. Incentive compensation for Company executives is driven by consolidated operating performance.

5400 Broken Sound Boulevard ● Suite 500, Boca Raton, FL 33487 ● Tel: 561.982.4180 ● Fax: 561.443.7721

During the year ended December 31, 2010, the CODM was also provided revenue and direct product cost information related to the Company’s proprietary and third party brands. The Company, however, did not assign its substantial operating costs including direct labor, overhead, fulfillment, sales and marketing, and general and administrative to its brands. Accordingly, the Company does not consider this sufficient financial information for decision making related to resource allocation or assessing the performance of its brands.

Therefore, based on the Company’s assessment of the disclosure requirements of ASC 280-10-50-1 and Rule 3-03(e) of Regulation S-X, management concluded that the Company operates as one operating segment. As the Company continues to enhance its internal reporting capabilities, it will assess on an ongoing basis its operating segment conclusions, and consider changes, if any, to the manner in which the CODM manages the business, allocates resources and assesses performance.

Staff’s Comment:

Note 1. Nature of Business and Significant Accounting Policies, page 46

Revenue Recognition and Shipping and Handling, page 48

4.	We note that you offered products that were maintained in third-party suppliers stock and that you refer to this inventory as virtual inventory. Please tell us and disclose whether sales of virtual inventory are recorded based on the gross amount billed to the customer or the net amount retained as a commission on the sale. Also tell us in detail and disclose the basis in GAAP for gross or net reporting, as applicable. Refer to ASC 605-45.

Company’s Response:

The Company respectfully advises the Staff in Item 1. Business. (Growth Strategy) on page 3 of the Form 10-K, the Company describes virtual inventory as products that are not in the Company’s physical inventory, but that the Company’s third-party suppliers maintain in stock. The Company respectfully advises the Staff that the accounting treatment of the sale of a virtual inventory item is the same as the sale of an item in the Company’s physical inventory, as is the experience by the customer. Although virtual inventory is initially maintained at a third-party supplier, when a customer places an order, the Company issues a purchase order to the third-party supplier to fulfill the request. Once the item is received by one of the Company’s two distribution facilities, it is packaged and shipped by the Company to the customer. As a result, the sale is recorded based on the gross amount billed to the customer. The Company discontinued its use of virtual inventory effective as of the end of the second quarter of 2011.

The Company presents revenue from sales of its virtual inventory on a gross basis, as the Company the principal in the arrangement. In making this determination, the Company considered the following factors:

•	The Company is the primary obligor in the arrangement, as it has the responsibility for fulfillment to the customer
•	The Company has general inventory risk, as it takes title to the product prior to shipment to the customer, and takes title back in the case of a return.
•	The Company maintains sole discretion in establishing the price of its virtual inventory products.
•	The Company has discretion in selection of suppliers to fulfill these orders.
•	The Company bears the risk of loss of inventory after it has received the inventory and during shipment to the customer.
•	The Company bears credit risk for the amounts billed to its customers.

5400 Broken Sound Boulevard ● Suite 500, Boca Raton, FL 33487 ● Tel: 561.982.4180 ● Fax: 561.443.7721

Staff’s Comment:

Note 10. Income Taxes, page 57

5.	Please tell us why the sum of the change in valuation allowance line items in the fiscal 2010 reconciliation of the federal statutory income tax rate to your effective tax rate does not equal the valuation allowance established in fiscal 2010 disclosed in the first table and last paragraph on page 58.

Company’s Response:

The Company respectfully advises the Staff that the valuation allowance disclosed in the first table and the last paragraph on page 58 of the Form 10-K consists of both federal ($5,408,314) and state ($943,998) components. The Company further advises the Staff that the $320,959 change in the state valuation allowance (referenced in the table as Change in valuation allowance – state) represents the loss of the federal benefit on the state component of the valuation allowance. The remainder of the change in the state valuation allowance of $623,039 is included in the state income taxes, net of federal income tax benefit caption of the table.

The Company acknowledges the Staff’s comment and will, in future filings modify its disclosure to separately disclose the federal and state components of the valuation allowance for greater transparency. The modified disclosures for fiscal year 2010 amounts that will be included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 are as follows:

Reconciliation of the federal statutory income tax rate to the Company’s effective tax rate is as follows:

December 31,
2010
Taxes computed at federal tax rate	$(4,658,071)
State income taxes, net of federal income tax benefit, excluding change in valuation allowance	(190,409)
Non-taxable income	(27,200)
Meals and entertainment	6,470
Incentive stock options	83,192
Other tax assets	(75,054)
Change in valuation allowance – state	943,998
Change in valuation allowance - federal	5,408,314
Income tax expense	$1,491,240

5400 Broken Sound Boulevard ● Suite 500, Boca Raton, FL 33487 ● Tel: 561.982.4180 ● Fax: 561.443.7721

The tax effects of temporary differences that give rise to significant components of deferred tax assets at December 31, 2010 and 2009 are presented below:

December 31,
2010
Deferred tax assets:
Net operating loss carryforward	$2,643,774
Inventory	364,597
Accrued compensation	144,040
Stock-based compensation	4,453,272
Accrued expenses	2,137,237
Interest rate swap	—
Deferred revenue	871,218
10,614,138
Deferred tax liability:
Depreciation and amortization	(4,783,215)

Valuation allowance - state	(943,998)
Valuation allowance - federal	(5,408,314)
Deferred tax asset (liability), net	$(521,389)

***

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing responses, please feel free to contact me at (561) 982-4180.

Very truly yours,

/s/ Jeffrey J. Horowitz

Jeffrey J. Horowitz

Chief Executive Officer

5400 Broken Sound Boulevard ● Suite 500, Boca Raton, FL 33487 ● Tel: 561.982.4180 ● Fax: 561.443.7721